Peaberry Software, Inc.
Balance Sheet (Consolidated)
January - December 2021
(Unaudited)

	Dec 31 2021
	USD
	Consolidated
ASSETS	
Cash	8,093,555
Fixed Assets (Net of Accum Dep)	33,339
Deferred Tax Asset	986,340
Prepaid/Deposit/Accts Rec	1,189,219
TOTAL ASSETS	10,302,453
LIABILITIES & EQUITY	
Liabilities	
Accounts Payable	685,040
Deferred Revenue	2,035,960
Payroll Liabilities	573,086
Sales Tax Liabilities	34,987
Total Liabilities	3,329,074
Equity	
Common Stock	37,319
Preferred Stock	338
2021 Reg-CF SAFE	2,772,566
Additional Paid in Capital	3,858,224
Retained Earnings	(1,052,542)
Net Income	1,357,475
Total Equity	6,973,379
TOTAL LIABILITIES & EQUITY	10,302,453